FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Mario E. Jaramillo

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, DC 20008

Copies to:

Mark H. Stumpf Neil M. Goodman Arnold & Porter LLP 555 12th Street, N.W. Washington, DC 20004	Frank De Lima Minister of Economy and Finance Ministry of Economy and Finance of the Republic of Panama P.O. Box 2694, Zona 3 Panama, Republic of Panama

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) and effective as of November 12, 2009 (Registration Statement No. 333-163050), as amended by Post-Effective Amendment No. 1 filed on December 16, 2009 (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2010 is to file with the Commission: (i) Recent Developments in the Republic as of October 26, 2011, included as Exhibit E hereof; and (ii) the following agreements to which Banco Nacional de Panamá, acting not in its individual capacity but solely as trustee of the Fondo Fiduciario para el Desarrollo, a trust fund formed and existing under the laws of the Republic (in such capacity, “BNP”), is a party: (a) a conformed copy of the Terms Agreement dated as of February 24, 2010 among the Republic, BNP and Morgan Stanley & Co. Incorporated, included as Exhibit F hereof; (b) a conformed copy of the Terms Agreement dated as of March 17, 2010 among the Republic, BNP and Credit Suisse Securities (USA) LLC, included as Exhibit G hereof; (c) a conformed copy of the Terms Agreement dated as of March 29, 2010 among the Republic, BNP and Morgan Stanley & Co. Incorporated, included as Exhibit H hereof and (d) a conformed copy of the Terms Agreement dated as of October 26, 2011 among the Republic, BNP and Morgan Stanley & Co. LLC, included as Exhibit I hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 18th day of November, 2011.

REPUBLIC OF PANAMA

By	/s/ Mahesh C. Khemlani
Name:	Mahesh C. Khemlani
Title:	Acting Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

*C:	Copy of the 2011 Annual Budget of the Republic

*D:	Current Description of the Republic

E:	Recent Developments in the Republic as of October 26, 2011	E-1

F:

Terms Agreement dated as of February 24, 2010 among the Republic, Banco Nacional de Panamá, acting not in its individual capacity but solely as trustee of the Fondo Fiduciario para el Desarrollo, a trust fund formed and existing under the laws of the Republic, and Morgan Stanley & Co. Incorporated

F-1

G:

Terms Agreement dated as of March 17, 2010 among the Republic, Banco Nacional de Panamá, acting not in its individual capacity but solely as trustee of the Fondo Fiduciario para el Desarrollo, a trust fund formed and existing under the laws of the Republic, and Credit Suisse Securities (USA) LLC

G-1

H:

Terms Agreement dated as of March 29, 2010 among the Republic, Banco Nacional de Panamá, acting not in its individual capacity but solely as trustee of the Fondo Fiduciario para el Desarrollo, a trust fund formed and existing under the laws of the Republic, and Morgan Stanley & Co. Incorporated

H-1

I:

Terms Agreement dated as of October 26, 2011 among the Republic, Banco Nacional de Panamá, acting not in its individual capacity but solely as trustee of the Fondo Fiduciario para el Desarrollo, a trust fund formed and existing under the laws of the Republic, and Morgan Stanley & Co. LLC

I-1

*	Previously filed.